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                SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.

                           FORM U-6B-2

                   Certificate of Notification


Certificate is filed by: Granite State Electric Company (the Company)

   This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of the security or securities:

   Promissory Note, 7.30%, due June 15, 2028.

2. Issue, renewal or guaranty:

   Issuance.

3. Principal amount of each security:

   $5,000,000.

4. Rate of interest per annum of each security:

   7.30%.

5. Date of issue, renewal or guaranty of each security:

   Date of issuance: June 15, 1998.

6. If renewal of security, give date of original issue:

   N/A.

7. Date of maturity of each security:

   June 15, 2028.

8. Name of the person to whom each security was issued, renewed or guaranteed:

   CUDD & Co. (the nominee of The Paul Revere Life Insurance Company).

9. Collateral given with each security, if any:

   None.

10.    Consideration received for each security:

   The Company received $5,000,000 as proceeds for the issuance.
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11.    Application of proceeds of each security:

   The Company will apply the proceeds to the payment of short-term indebtedness of the Company incurred for the purpose of financing expenditures for the retirement of outstanding notes, extensions, additions and improvements to the Company's plant and property, to pay for such retired notes, extensions, additions and improvements or to reimburse the Company for such retired notes, extensions, additions and improvements.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

   (   )  a. the provisions contained in the first sentence of Section
             6(b).

   (   )  b. the provisions contained in the fourth sentence of Section
             6(b).

   ( x ) c. the provisions contained in any rule of the Commission other than Rule U-48.

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

       N/A.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

       N/A.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

      Rule 52.


                         GRANITE STATE ELECTRIC COMPANY

                             s/John G. Cochrane

                         By
                            John G. Cochrane
                            Assistant Treasurer

Date: June 22, 1998